FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month May, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news News Release

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to Regulation 30(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed a press release issued by Japan Credit Rating Agency Ltd. on May 9, 2022.

Japan Credit Rating Agency Ltd. (JCR) has withdrawn ICICI Bank’s foreign currency long-term issuer rating of BBB+. The rating withdrawal was at the Bank’s request pursuant to the full repayment of bonds and subsequent delisting of the Tokyo Pro-bond Programme.

This is for your reference and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

22-I-0013

May 9, 2022

Japan Credit Rating Agency, Ltd. (JCR) withdraws the following credit rating at the request of the issuer.

ICICI Bank Limited (security code: -)

 <Withdrawal>

Foreign Currency Long-term Issuer Rating: BBB+

Atsushi Masuda, Hiroshi Tonegawa

Rating

Issuer: ICICI Bank Limited

<Withdrawal>

Foreign Currency Long-term Issuer Rating: BBB+	Outlook: Stable

Japan Credit Rating Agency, Ltd.

Jiji Press Building, 5-15-8 Ginza, Chuo-ku, Tokyo 104-0061, Japan

Tel. +81 3 3544 7013, Fax. +81 3 3544 7026

Information herein has been obtained by JCR from the issuers and other sources believed to be accurate and reliable. However, because of the possibility of human or mechanical error as well as other factors, JCR makes no representation or warranty, express or implied, as to accuracy, results, adequacy, timeliness, completeness or merchantability, or fitness for any particular purpose, with respect to any such information, and is not responsible for any errors or omissions, or for results obtained from the use of such information. Under no circumstances will JCR be liable for any special, indirect, incidental or consequential damages of any kind caused by the use of any such information, including but not limited to, lost opportunity or lost money, whether in contract, tort, strict liability or otherwise, and whether such damages are foreseeable or unforeseeable. JCR's ratings and credit assessments are statements of JCR's current and comprehensive opinion regarding redemption possibility, etc. of financial obligations assumed by the issuers or financial products, and not statements of opinion regarding any risk other than credit risk, such as market liquidity risk or price fluctuation risk. JCR's ratings and credit assessments are statements of opinion, and not statements of fact as to credit risk decisions or recommendations regarding decisions to purchase, sell or hold any securities such as individual bonds or commercial paper. The ratings and credit assessments may be changed, suspended or withdrawn as a result of changes in or unavailability of information as well as other factors. JCR receives a rating fee paid by issuers for conducting rating services in principle. JCR retains all rights pertaining to this document, including JCR's rating data. Any reproduction, adaptation, alteration, etc. of this document, including such rating data, is prohibited, whether or not wholly or partly, without prior consent of JCR.

JCR is registered as a "Nationally Recognized Statistical Rating Organization" with the U.S. Securities and Exchange Commission with respect to the following four classes. (1) Financial institutions, brokers and dealers, (2) Insurance Companies, (3) Corporate Issuers, (4) Issuers of government securities, municipal securities and foreign government securities.

JCR publishes its press releases regarding the rating actions both in Japanese and in English on the same day. In case that it takes time to translate rating rationale, JCR may publicize the summary version, which will be replaced by the full translated version within three business days. (Regarding Structured Finance products, JCR only publicize the summary version in English.)

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Copyright © Japan Credit Rating Agency, Ltd. All Rights Reserved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 9, 2022	By:	/s/ Rinku Maniar

			Name :	Rinku Maniar
			Title :	Leadership Team